SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. __)*

Finance of America Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
31738L107
(CUSIP Number)
April 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Edmond Safra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 3,350,000
	6.	SHARED VOTING POWER 7,872,500
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,350,000
	8.	SHARED DISPOSITIVE POWER 7,872,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,222,500*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consists of (i) 7,872,500 shares held directly by Replay Sponsor, LLC (the “Sponsor”) and indirectly by Edmond Safra and Gregorio Werthein as managers of the Sponsor and (ii) 3,350,000 shares held directly by EMS Opportunity Ltd. (“EMS Opportunity”) and indirectly by Mr. Safra as the sole shareholder of EMS Capital Holding Inc. (“EMS Holding”), which is the general partner of EMS Capital LP (“EMS Capital”), the investment manager of EMS Opportunity. Each of Messrs. Safra and Werthein disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Item 1(a).	Name of Issuer:
Finance of America Companies Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
909 Lake Carolyn Parkway, Suite 1550 Irving, Texas 75039
Item 2(a).	Name of Person Filing:
Edmond Safra
Item 2(b).	Address of Principal Business Office or, if None, Residence:
767 Fifth Avenue, 46th Floor New York, New York 10153
Item 2(c).	Citizenship:
Italy
Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).*

*The Class A Common Stock are the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. As a result of the consummation of the business combination and the series of transactions related thereto (the “Business Combination”) on April 1, 2021, pursuant to that certain Transaction Agreement, as amended, dated as of October 12, 2020 (the “Transaction Agreement”), by and among the Issuer, Replay Acquisition Corp. (“Replay”), Finance of America Equity Capital LLC (“FoA”) and the other entities thereto, each Ordinary Share of Replay converted on a one-for-one basis into shares of Class A Common Stock of the Issuer.

Item 2(e).	CUSIP Number:
31738L107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned: 11,222,500
(b)	Percent of class: 5.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,350,000
(ii)	Shared power to vote or to direct the vote: 7,872,500
(iii)	Sole power to dispose or to direct the disposition of: 3,350,000
(iv)	Shared power to dispose or to direct the disposition of: 7,872,500

The Reporting Person beneficially owns 11,222,500 shares of Class A Common Stock, which represent approximately 5.7% of the total shares of the Issuer’s Common Stock issued and outstanding as of April, 1, 2021, based on the Current Report on Form 8-K filed by the Issuer on April 7, 2021.

The securities described above were originally held as Ordinary Shares of Replay, which converted on a one-for-one basis into shares of Class A Common Stock of the Issuer as a result of the consummation of the Business Combination.

Such securities consist of (i) 7,872,500 shares held directly by the Sponsor and indirectly by Edmond Safra and Gregorio Werthein as managers of the Sponsor and (ii) 3,350,000 shares held directly by EMS Opportunity and indirectly by Mr. Safra as the sole shareholder of EMS Holding, which is the general partner of EMS Capital, the investment manager of EMS Opportunity. Each of Messrs. Safra and Werthein disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2021

By:	/s/ Edmond Safra
Name: Edmond Safra